August 21, 2008	ATTORNEYS AT LAW 321 NORTH CLARK STREET, SUITE 2800 CHICAGO, IL 60654-5313 312.832.4500 TEL 312.832.4700 FAX foley.com CLIENT/MATTER NUMBER 058081-0105

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 3720

Washington, DC 20549

Attention: Michael McTiernan

Re:	CurrencySharesSM South African Rand Trust
Registration Statement on Form S-1, Amendment No. 3 filed August 21, 2008
File No. 333-150685

CurrencySharesSM Singapore Dollar Trust
Registration Statement on Form S-1, Amendment No. 2 filed August 21, 2008
File No. 333-150684

CurrencySharesSM Russian Ruble Trust
Registration Statement on Form S-1, Amendment No. 2 filed August 21, 2008
File No. 333-150687

Ladies and Gentlemen:

On behalf of the CurrencySharesSM Trusts identified above, each sponsored by Rydex Specialized Products LLC, d/b/a Rydex Investments, earlier today we filed the following documents:

Amendment No. 3 (“South African Rand Amendment No. 3”) to the Registration Statement on Form S-1 filed by the CurrencySharesSM South African Rand Trust on May 7, 2008 and amended on June 30, 2008 and July 21, 2008.

Amendment No. 2 (“Singapore Dollar Amendment No. 2”) to the Registration Statement on Form S-1 filed by the CurrencySharesSM Singapore Dollar Trust on May 7, 2008 and amended on July 21, 2008.

Amendment No. 2 (“Russian Ruble Amendment No. 2” and with the South African Rand Amendment No. 3 and Singapore Dollar Amendment No. 2, the “Amendments”) to the Registration Statement on Form S-1 filed by the CurrencySharesSM Russian Ruble Trust on May 7, 2008 and amended on July 21, 2008.

BOSTON BRUSSELS CENTURY CITY CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI MILWAUKEE	NEW YORK ORLANDO SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR	SAN FRANCISCO SHANGHAI SILICON VALLEY TALLAHASSEE TAMPA	TOKYO WASHINGTON, D.C.

Securities and Exchange Commission

August 21, 2008

Enclosed with this letter is a marked version of each of the Amendments indicating changes made to the immediately prior filing.

Set forth below are our responses, made on behalf of the Trusts, to the comment letter of the staff of the Division of Corporation Finance (the “Staff”) dated July 31, 2008. For your convenience, the text of each Staff comment is stated in full in bold italicized text and our response follows each comment. Capitalized terms used but not defined in this letter are used as defined in the Amendments.

General Comments

1. We note your response to comment 1(a) relating to the South African Rand Trust. In the supporting document provided, it appears that GDP was $239 billion. Your disclosure on page 20 indicates that the 2006 GDP was $255 billion. Please revise or provide supporting materials demonstrating that 2006 GDP was $255 billion. To the extent more recent information is available please update your disclosure accordingly:

Response: The disclosure on page 20 of South African Rand Amendment No. 3 has been revised to indicate that 2006 GDP was $239 billion.

The value of the shares relates directly to the value… page 9

2. We note that for the Singapore Dollar, Hong Kong Dollar, and Russian Ruble Trust, you did not include information responsive to comment 7 of our letter dated June 4, 2008. Please revise this risk factor for each of these filings to respond to this comment.

Response: In response to comment 7 of the Staff’s letter dated June 4, 2008, the following language was added to the first risk factor on page 9 of Singapore Dollar Amendment No. 2:

“Since January 1, 2004, the exchange rate of Singapore Dollars to one U.S. Dollar has ranged from a high of 1.73 to a low of 1.34 and averaged 1.58.”

The following language was also added to the first risk factor on page 9 of Russian Ruble Amendment No. 2:

“Since January 1, 2004, the exchange rate of Russian Rubles to one U.S. Dollar has ranged from a high of 29.28 to a low of 23.06 and averaged 26.99.”

Securities and Exchange Commission

August 21, 2008

Please contact the undersigned at (312) 832-4554 or David Gubbini at (313) 234-7144 should you have any questions or comments regarding these responses.

Very truly yours,

FOLEY & LARDNER LLP

By:	/s/ George T. Simon
George T. Simon
Partner